Mail Stop 4561

February 19, 2010

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: **Activision Blizzard, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 001-15839

Dear Mr. Tippl:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief